Filed pursuant to Rule 433

Registration No. 333-229762

Issuer Free Writing Prospectus dated April 30, 2020

Relating to Preliminary Prospectus Supplement dated April 30, 2020

LAM RESEARCH CORPORATION

Pricing Term Sheet

$750,000,000 1.900% Senior Notes due 2030

$750,000,000 2.875% Senior Notes due 2050

$500,000,000 3.125% Senior Notes due 2060

Issuer:	Lam Research Corporation

Title:

1.900% Senior Notes due 2030 (the “2030 Notes”)

2.875% Senior Notes due 2050 (the “2050 Notes”)

3.125% Senior Notes due 2060 (the “2060 Notes” and, together with the 2030 Notes and the 2050 Notes, the “notes”)

Principal Amount:	2030 Notes: $750,000,000 2050 Notes: $750,000,000 2060 Notes: $500,000,000

Trade Date:	April 30, 2020

Maturity Date:	2030 Notes: June 15, 2030 2050 Notes: June 15, 2050 2060 Notes: June 15, 2060

Coupon:	2030 Notes: 1.900% 2050 Notes: 2.875% 2060 Notes: 3.125%

Price to Public:

2030 Notes: 99.670% of face amount, plus accrued interest, if any, from May 5, 2020

2050 Notes: 99.737% of face amount, plus accrued interest, if any, from May 5, 2020

2060 Notes: 99.701% of face amount, plus accrued interest, if any, from May 5, 2020

Net Proceeds (before expenses):	$1,978,245,000

Yield to Maturity:	2030 Notes: 1.936% 2050 Notes: 2.888% 2060 Notes: 3.138%

Benchmark Treasury:	2030 Notes: UST 1.500% due February 15, 2030 2050 Notes: UST 2.375% due November 15, 2049 2060 Notes: UST 2.375% due November 15, 2049

Spread to Benchmark Treasury:	2030 Notes: T+130 bps 2050 Notes: T+160 bps 2060 Notes: T+185 bps

Benchmark Treasury Price and Yield:	2030 Notes: 108-06; 0.636% 2050 Notes: 126-20; 1.288% 2060 Notes: 126-20; 1.288%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2020

Optional Redemption:

2030 Notes: At any time prior to March 15, 2030 (3 months prior to their maturity date), make-whole call at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the 2030 Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be due after the related redemption date, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 20 basis points; at any time on or after March 15, 2030, at par, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.

2050 Notes: At any time prior to December 15, 2049 (6 months prior to their maturity date), make-whole call at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the 2050 Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be due after the related redemption date, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points; at any time on or after December 15, 2049, at par, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.

2060 Notes: At any time prior to December 15, 2059 (6 months prior to their maturity date), make-whole call at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the 2060 Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be due after the related redemption date, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points; at any time on or after December 15, 2059, at par, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.

Change of Control Put:	101% of the principal amount plus accrued and unpaid interest, if any

Settlement Date:*	T+3; May 5, 2020

Expected Ratings:**	Moody’s: A3/Stable S&P: A-/Stable

CUSIP / ISIN:	2030 Notes: 512807 AV0 / US512807AV02 2050 Notes: 512807 AW8 / US512807AW84 2060 Notes: 512807 AX6 / US512807AX67

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc. PNC Capital Markets LLC Siebert Williams Shank & Co., LLC SunTrust Robinson Humphrey, Inc.

*

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle on the third business day following the pricing date (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

**

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322; Citigroup Global Markets Inc. at 1-800-831-9146; Goldman Sachs & Co. LLC at 1-866-471-2526 or J.P. Morgan Securities LLC High Grade Syndicate Desk at 1-212-834-4533.

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